Exhibit (a)(2)

September 26, 2008

Dear Fellow Shareholders:

As most of you are aware, on September 12, 2008, King Pharmaceuticals, Inc. (“King”), through its wholly-owned subsidiary, Albert Acquisition Corp. (“Purchaser” and together with King, the “King Group”), launched an unsolicited tender offer for all issued and outstanding shares of Alpharma’s Class A Common Stock for $37.00 in cash, subject to a number of terms and conditions contained in the King Group’s tender offer documents (the “King Offer”). After careful consideration, including a thorough review of the King Offer with independent legal and financial advisors, as well as members of our management, your Board of Directors has unanimously determined that the King Offer is financially inadequate and not in the best interest of Alpharma’s shareholders.

Accordingly, your Board of Directors unanimously recommends that you reject the King Offer and not tender your shares to the King Group.

Key reasons for the Board’s conclusions include:

•	First, your Board believes that, in order to protect and maximize value for all shareholders of Alpharma, it is in your best interest and the best interest of the Company for Alpharma to continue to pursue its previously announced process to explore all strategic alternatives available to Alpharma, including a potential sale of the Company for a per share purchase price in excess of $37.00. Should the King Group choose to participate in this process — now a formal auction process, they would be treated equally with the other participants.

•	Second, we believe other offers or alternatives to the King Offer may emerge from this auction process that will provide shareholders with greater value than $37.00 per share. Indeed, we have received expressions of interest from multiple parties who contacted us following King’s public disclosure of its proposal or who our financial advisors solicited at our request. We have entered into confidentiality agreements with a number of these parties who have now begun their due diligence review, and have already received a written preliminary indication of interest for a business combination from a party that includes a per share price in excess of the King Offer of $37.00 per share. No assurance can be given, however, that a transaction will be announced or consummated by the Company or if such process will ultimately yield a transaction with a per share price in excess of $37.00.

•	Third, we believe that the interests of the shareholders will be best served by the Company’s incumbent Board of Directors, together with assistance from its legal and financial advisors, actively managing an auction process and the Company’s exploration of all strategic alternatives to maximize value, including the possible sale of the Company to King or to another company on a negotiated basis at a price in excess of King’s $37.00 per share offer.

•	Fourth, the Board has determined, with the assistance of its outside financial advisor, Banc of America Securities LLC, and its legal advisors, that the King Offer is inadequate, from a financial point of view, to the Company’s shareholders (other than King and its affiliates).

•	Fifth, we believe that the King Offer is opportunistically timed to take advantage of the upcoming review by the U.S. Food and Drug Administration, and potential approval, of EMBEDAtm. We recently announced that the FDA has accepted, and designated for priority review, Alpharma’s New Drug Application for EMBEDAtm. This priority review represents another example of Alpharma’s ability to create long-term value that should rightfully inure to the benefit of Alpharma’s shareholders, and not to the King Group or King’s shareholders.

•	Sixth, the King Offer, combined with the King Group’s threat to commence a consent solicitation to remove and replace the Company’s Board of Directors, is self-serving and disruptive to Alpharma’s process to explore strategic alternatives, and in light of our prior invitation to King to enter our auction process without requiring a “standstill” agreement, may have been initiated by King in an attempt to eliminate competition in the process. We believe that the King Offer could shorten the timeframe for, and breadth of, the auction process and may impact our ability to maximize value for all shareholders.

•	Seventh, it is our opinion that the King Offer does not compensate the Company for the potential synergy value that the proposed combination would create for King. Indeed, King has estimated publicly that the expected annual synergies created by the proposed combination would equal $50 to $70 million by the second year. Certain equity research analysts concur with this point of view and have made positive statements about the strategic benefits to King of an acquisition of Alpharma. The Board of Directors of the Company believes that a fair share of that value should go to you, the shareholders of the Company.

•	Finally, the King Offer is highly conditional, predicated on 13 conditions in total, which creates significant uncertainty that the offer would ever be completed.

•	You should also know that none of Alpharma’s directors or executive officers has accepted or intends to accept the King Offer. The Board of Directors and Alpharma management are committed to maximizing shareholder value for all of our shareholders by managing a comprehensive auction process for the entire Company, as well as reviewing other possible strategic alternatives and overseeing the management of the Company’s business while the process is ongoing.

The enclosed Solicitation/Recommendation Statement on Schedule 14D-9 contains a detailed description of the reasons for your Board of Directors’ recommendation and the factors considered by the Board. We urge you to read the Solicitation/Recommendation Statement carefully so that you will be fully informed before you make your decision. If you have questions or need assistance, please call our information agent, MacKenzie Partners, Inc., at (800) 322-2885 (Toll-Free) or (212) 929-5500 (Collect).

We greatly appreciate your continued support. Thank you.

Sincerely,

Peter G. Tombros
Chairman of the Board of Directors

Dean Mitchell
President, Chief Executive Officer and Director